September 13, 2019

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.

Draft Registration Statement on Form F-1

Submitted June 28, 2019

CIK No. 0001780731

Dear Ms. Bagley:

This letter is in response to the letter dated August 23, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Amendment No 1 to Draft Registration Statement on Form F-1 submitted August 13, 2019

Use of Proceeds, page 26

1.	We note your disclosure on page 38 that “[i]n utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to our PRC subsidiary.” However, your disclosure in the “Use of Proceeds” section does not indicate that you intend to establish new PRC subsidiaries to accomplish the uses of proceeds disclosed. Please revise for consistency, or tell us why this section does not include disclosure that you intend to establish new PRC subsidiaries. See Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 38 of Registration Statement.

Results of Operations

Revenue

Revenues from Member services, page 34

2.	We note your response to comment 6 and your amended disclosure that existing Diamond members who participated in activities in fiscal year 2018 “accounted for $2,539,440 of the increase in [revenue from member services, and] there were 162 newly developed Diamond members in the fiscal year 2018, which accounted for $1,794,877 of the increase.” However, these two sums do not add to the total increase in revenues from member services you disclose, i.e. $4,181,452. Please revise for consistency, or tell us why the sum of the increases attributable to new and existing Diamond members is more than the total increase in revenue from member services for fiscal 2018.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 34 of Registration Statement.

Business

Overview, page 50

3.	We note your response to comment 12, and your amended disclosure that “[t]he number of [y]our Members [is] measured as the total number of active subscribers of [y]our three annual memberships.” In an appropriate place in your filing, please define “active subscribers,” including how you measure the same.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 50 of Registration Statement.

Note 12 Shareholders’ Equity

Non-controlling interest, page F-28

4.	We note your response to prior comment 25. Please tell us how the capital contributions from shareholders noted on page F-5 impacted your ownership interest in your subsidiaries.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-28 of the Registration Statement to clarify how the capital contributions from shareholders noted on page F-5 impacted our ownership interest in our subsidiaries.

The Company respectfully advises the Staff that:

The Company and the non-controlling shareholders set up subsidiaries GMB Culture, GMB Linking and GMB Consulting in 2017, and GMB(Beijing) in 2018. Pursuant to the subscription agreements, the Company holds 51%, and the non-controlling shareholders hold 49% of the equity interests in each of the four subsidiaries, in accordance with their respective capital subscriptions to be paid at any time before the end of each of the respective subscription periods, which are June 15, 2033, December 6, 2037, December 31, 2037 and December 31, 2028.

For the fiscal year ended December 31, 2018, the Company made the capital contributions of $74,730, $193,812 and $9,436 to GMB(Beijing), GMB Culture, and GMB Linking, respectively; and the non-controlling shareholders made the capital contributions of $57,701, $60,689 and $8,739 to GMB(Beijing), GMB Culture, and GMB Linking, respectively. For the fiscal year ended December 31, 2017, the Company made the capital contribution of $38,350 to GMB Consulting; and the non-controlling shareholders made the capital contributions of $306 and $37,660 into GMB Culture and GMB Consulting, respectively.

The actual capital contributions made by the Company and the non-controlling shareholders for the fiscal years 2018 and 2017 have no effect on the Company’s equity percentage in these four subsidiaries.

Item 7. Recent Sales of Unregistered Securities, page II-1

5.	We note your disclosure that, “[o]n August 8, 2019, the Company issued 27,000,000 Ordinary Shares . . . in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Island laws.” Please amend your filing to disclose the exemption from registration upon which you relied to issue these and all other unregistered securities.

Response: In response to the Staff’s comment, the Company revised its disclosure on page II-1 of Registration Statement.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC